UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Veolia Transport to manage Bilbao urban bus system

from August 1, 2008

Paris, June 12, 2008. The Bilbao (Spain) municipal authorities have awarded Veolia Transport the contract to manage the bus system for the city, which has 400,000 residents. The contract is for eight years, with an additional two years on option. It will generate cumulative revenue of around €305 million for the first eight years.

From August 1, 2008, the current personnel of “Bilbobús” will all continue in their functions, but under the responsibility of Veolia Transport. The transfer involves around 700 employees and a fleet of 150 buses. The buses will at first be made available by the municipal authorities, then gradually renewed by the operator.

Veolia Transport’s offer was selected above all because of the improvements proposed to the current quality of service. The goal is to reinforce the system’s frequency and the efficiency of its coverage. Veolia Transport will bring Bilbao its experience as a world-class operator in mass transit and its knowledge in, for example, customer service and ticketing systems. “Following in the wake of the Barcelona light rail system and the Jerez and Pamplona bus systems, we are very pleased to be able to offer the municipality of Bilbao and its residents our expertise and international know-how. This contract strengthens our operations in Spain, which is a very important country in our European growth strategy,” said Cyrille du Peloux, Chief Executive Officer of Veolia Transport.

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Veolia Environnement's transport division operates in 30 countries and employs 81,532 people. Veolia Transport posted revenue of €5.6 billion in 2007. Veolia Transport operates 38,076 road and rail vehicles and carries more than 2,5 billion passengers per year. Veolia Transport contributes to remedy the shortage of urban space and avoids 3.6 million metric tons of greenhouse gas emissions (equivalent CO2) per year. www.veolia-transport.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 319,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €32,6 billion in 2007. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary